

October 28, 2009

Mail Stop 4631

<u>Via U.S. mail and facsimile</u>

Mr. Terry Copeland, Chief Executive Officer
Altair Nanotechnologies, Inc.
204 Edison Way
Reno, Nevada 89502

Re: **Altair Nanotechnologies, Inc.**
       Registration Statement on Form S-3
       Filed on: October 2, 2009
       File No.: 333-162310

Dear Mr. Copeland:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page

1. Please note that the amount of unsold securities that are being included on the replacement registration statement pursuant to Rule 415(a)(6) should not be included as part of the "Proposed Maximum Aggregate Offering Price" EDGAR header tag. Since it appears that the registrant will not register any new securities and the replacement registration statement therefore will cover only securities included from the expiring registration statement pursuant to Rule 415(a)(6), the

registrant should enter "$1" in the "Proposed Maximum Aggregate Offering Price " EDGAR header tag. The registrant should enter "$0" as the fee paid.

Exhibit 5.1 – Opinion of Cassels Brock & Blackwell, LLP

2. Since the replacement registration statement was not filed in reliance upon Rule 462(b) of the Securities Act, the legal opinion should be filed as an exhibit to the amended registration statement and not incorporated by reference. Please note that the legal opinion should opine on the rights associated with the common shares.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Craig Slivka, Special Counsel at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director